Ensurge, Inc.
1001 Brickell Bay Drive, 27th Floor
Miami, FL 33131

August 22, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:  Jamie Kessel, Staff Accountant

Re:	Ensurge, Inc.
Form 8-K
Filed August 1, 2012 and amended August 16, 2012
File No. 000-54460

Ladies and Gentlemen:

In furtherance of your letter dated August 3, 2102 and our discussion with Jamie Kessel of the Staff, Ensurge, Inc. hereby acknowledges that:

●	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/Jeff A. Hanks
Chief Financial Officer